Peter Kiewit Sons’, Inc.

Kiewit Plaza

Omaha, Nebraska 68131

(402) 342-2052

August 6, 2007

VIA EDGAR

United States Securities and Exchange Commission

Washington, D.C. 20549-7010

Attention: Rufus Decker, Accounting Branch Chief

Re:

Peter Kiewit Sons’, Inc.

Form 10-K for the fiscal year ended December 30, 2006

File No. 0-23943

Ladies and Gentlemen:

This letter sets forth our responses with respect to the Staff’s comment letter dated July 3, 2007 on Peter Kiewit Sons’, Inc.’s (“the Company”) Form 10-K for the fiscal year ended December 30, 2006.  The numbered responses in this letter correspond to the numbered paragraphs of the comment letter.  We have also included the comment along with the Company’s response to the comment to aid in the review process.

FORM 10-K FOR THE YEAR ENDED DECEMBER 30, 2006

Note 15. Segments, page 50

1.

We note your response to prior comment 10.  You state that your construction business consists of individual projects that are bid by, awarded to and completed by you.  These projects are grouped into construction districts, which you believe are your operating segments.  You currently aggregate your construction districts into one reportable segment.

It is unclear how you determined that your operating segments related to your construction business have similar economic characteristics, which is required to aggregate operating segments in accordance with paragraph 17 of SFAS 131.  The supplemental information provided indicates that net gain (loss) is the key metric you use to evaluate the performance of your districts.  The analysis you provided for the change in net gain (loss) year to year as well as the net gain (loss) as a percentage of revenue year to year appears to indicate that the financial trends of your operating segments are sufficiently varied to preclude you from determining that they are all similar.  This is also indicated by the range of percentages reflecting the 5 year average net gain (loss) as a percentage of revenue for these operating segments.  Please further advise how your key metrics led you to determine that your operating segments have similar economic characteristics.  Please include detailed explanations for any apparent differences in economic characteristics and trends for a given operating segment when compared to another operating segment for a given period or over several periods.  Explain why each of these differences would not be considered an indication of differences in economic characteristics between each operating segment and your basis for concluding that each difference was only temporary.

Securities and Exchange Commission

August 6, 2007

Response:

All of our Construction Districts experience the effects of the non-recurring nature of construction work.  Construction projects are individually bid at different times based on factors beyond the Company’s control, and have different owners, locations, durations and completion dates.  As a result, the portfolio of jobs constructed is never the same from one year to the next for either the Company or any of its Districts, and therefore the volume of work completed varies from one year to the next.

In addition, since we perform work primarily under lump-sum contracts, through which we are paid a fixed amount regardless of our costs, the mix of profitable jobs (including the mix of profitable jobs that are over running or under running estimated costs) and losing jobs varies from one year to the next.  As our revenue recognition policy precludes us from recognizing revenue on change orders and claims until they are signed by the owner, the mix of profitable and losing jobs combined with the timing of job losses and recoveries through change orders and claims causes considerable volatility in net gain from one year to the next.

As a result, all of our Construction Districts experience year to year fluctuations in total net gain that are driven by the volume of work being performed each year (as affected by successful bid volume and the duration of individual projects), the mix of profitable and losing jobs and the timing of revenue recognition on change orders and claims.  Further, although most Districts have seen both increases and decreases in net gain from year to year, the vast majority of the Districts have seen either net increases from 2002 through 2006 or are anticipating net increases in 2007, and therefore, have trended consistently over those periods.

Those that have not had such consistent trends fall into primarily three categories.  First are newly formed Districts that are still in start up such as Kiewit Energy and Kiewit Federal Group.  We expect that, as these develop, they will perform similarly to the other Districts.  This is not without precedent as Kiewit Offshore Services was a start up operation in 2002.

Second are Districts whose current net gain results are consistent with those in 2002 and include Western Canada, Southeast and Kiewit Building Group (which resulted from the combination of Midwest Building and Pacific Building).  Given the backlog and prospects of each of these Districts, we anticipate that their net gain results will trend up like the other Districts.

Lastly are Districts like Kiewit Development and Home Office Unassigned.  Kiewit Development was established to work with other Districts to pursue Public/Private Partnership projects.  As such, it does not bid or build projects itself, but instead consists of a general and administrative team that assists the general and administrative teams of other Districts in pursuing these projects.  This team was moved to a separate District to facilitate tracking of the costs of pursuing these projects.  These costs could have been recorded in the general and administrative costs of the Districts they were supporting as they are similar to the types of costs incurred when pursuing other types of work.

Home Office Unassigned has been more fully described in our response to comment 2, but briefly, it is not a District with a management team, but rather a place to report losses on specific projects when the CODM has decided that reporting the losses in another District’s results would be inappropriate.  As a result, the projects reported in Unassigned are similar to those in the other Districts as they were previously reported in the results of other Districts.

Consequently, we believe that the Construction Districts have similar economic characteristics when viewed from the perspective of annual net gain.  The nature of construction projects and the impact of our revenue recognition policy create the same volatility effect for all of the Districts.  The timing of that volatility will vary from District to District, but they all experience it (and it is reasonable to expect that they will all continue to experience it) and, over a period of years, all of the Districts, except as described above, have experienced a growth trend in net gain.

Securities and Exchange Commission

August 6, 2007

The above discussion also applies to net gain as a percentage of revenue, but there are additional factors.  The Company bids projects that it perceives would have a reasonable return for the amount of risk and investment involved in completing those projects.  Projects with less risk and investment are generally bid with less margin, and projects with greater risk and investment are generally bid with greater margins.  A review of successful bids so far in 2007 (through April) reflects a wide range of bid margins in most Districts (see Exhibit A).  (Please note that we have requested confidential treatment for this exhibit pursuant to 17 CFR Section 200.83.)

On Exhibit A, we have applied the average range in the bid margins to our actual 5 year average net gain as a percent of revenue and determined a range in which we would expect most Districts to fall over time.  We have highlighted the Construction Districts whose actual results fall in that range.  Construction Districts whose 5 year average net gain (loss) percentages fall outside the range include:

•

Home Office Unassigned, Kiewit Development, Kiewit Building Group, Kiewit Energy and Kiewit Federal Group – Please see the earlier discussion of these Districts.

•

Kiewit Engineering – This District was established primarily to support the estimating and bidding efforts of other Districts.  As such, it shares in the revenue and gain (loss) of the projects that it supports.  Large job losses in 2002 tended to pull this gain average below the range.  Excluding 2002, the average job margin would have been within the range.

•

Kiewit Offshore Services – In a start up phase from 2002-2004.   A recalculated 2005-2006 average yields a gain margin within the range.

•

Pacific Structures – This average gain margin is only slightly above the range.

Thus, we feel that the Construction Districts also have similar economic characteristics when viewed from the perspective of net gain as a percentage of revenue.  The vast majority of the Districts over time fall within a range that is consistent with the range of margins at which Districts bid work.  The year to year volatility is affected by the timing of bids, our success at winning bids, the duration of work, the mix of profitable and losing jobs and the impact of our revenue recognition policy.  All Construction Districts are similarly affected by these factors.

2.

Please provide us with additional information regarding how your districts are established.  For each district, please provide us a brief summary of the basis for grouping projects together in this district.  For example, it is based on the geographical nature of the projects or is it based on the similarity of the construction projects?  Please also address what is included in the district labeled “Home Office Unassigned.”

Response:

Districts were created for a variety of reasons.  Some were initially created to focus on a geographic area, some to focus on a type of work, and some resulted from acquisitions.  Districts originally established based on geography also operate outside of their assumed geographical area, typically through Internal Joint Ventures as described in our previous response.  For example, a mineral processing facility project located in Alberta, Canada currently is being constructed by 5 different Districts.  Districts formed to focus on a type of work also quickly diversify into additional types of work as indicated by the data we previously provided that presented the variety of markets served by each District.  Please see Exhibit B for a brief outline of each District.  (Please note that we have requested confidential treatment for this exhibit pursuant to 17 CFR Section 200.83.)

Securities and Exchange Commission

August 6, 2007

Home Office Unassigned (“Unassigned”) is used infrequently to absorb losses from jobs that the CODM feels would inappropriately affect a District’s results.  For example, jobs may be reported financially in Unassigned when the CODM feels a new District Manager’s financial results should not be burdened by a significant losing job that the new District Manager inherited from his predecessor.  Similarly, a portion of a significant job loss may be temporarily reported in Unassigned when the CODM feels significant recoveries will be recordable in future periods.  When job losses are moved to Unassigned, the management of the originating District remains responsible for completing the job but, as described above, does not absorb all of the losses.  Again, jobs are infrequently reported in Unassigned.  To this point in 2007, only one job was added to Unassigned and two were added during 2006.

3.

Please help us understand how net gain (loss) is calculated in comparison to operating income, which is the measure of segment profit (loss) you disclose in your segment note to the financial statements.  Please clarify what income/expense items are included or excluded to get from operating income to net gain (loss).

Response:

Net gain (loss) and operating income are essentially the same measure; however, there are a number of differences in how the components are determined.  The most significant differences are: (1) a November fiscal year-end for net gain (loss) purposes vs. a December fiscal year-end for operating income purposes, (2) a Canadian dollar is equal to a U.S. dollar in the net gain (loss) calculation but operating income reflects the conversion of Canadian dollars to U.S. dollars, (3) net gain (loss) reflects an equipment rental charge whereas operating income reflects GAAP depreciation expense, (4) holdbacks (discretionary reductions of job gain) and unapproved change orders have been reflected in net gain (loss) but have been reversed for operating income purposes when they are not consistent with GAAP and, (5) joint venture results are reflected at “our share” in the net gain (loss) calculation but are consolidated under FIN 46-R (Consolidation of Variable Interest Entities) for operating income purposes.

4.

You state that a district manager is responsible for the overall operation of each district.  Each district manager reports to a division manager, who, in turn reports directly to the CODM.  Please help us understand how compensation is determined for district managers and division managers, including whether it is based on the performance of individual districts, divisions, or the entire company.

Response:

District Manager salaries are determined based on numerous factors including the manager’s length of service with the Company, length of service in his present position, the size and performance of his assigned District and regional cost of living indices.  A District Manager’s bonus is calculated based on the District’s net gain adjusted for certain qualitative and quantitative factors such as safety, quality and human resource goals related to the performance of the District.

Division Manager salaries are determined much the same as the District Managers as they relate to their Divisions, with additional consideration given to corporate responsibilities.  Bonuses for this group are calculated based on the aggregate net gain of the Division Manager’s Districts, adjusted at the discretion of the CODM based on a variety of qualitative factors.

5.

Please further advise on how the capital spending budget is determined for each district and division, including whether the budget is determined at the district or division level.  Please also clarify whether each district or division manager submits a proposed capital spending budget amount.

Response:

Capital budgets are developed and proposed annually by each District’s Equipment Manager and District Manager.  These capital budget plans are then discussed, reviewed and approved by the respective Division Managers and then, the CODM.

Securities and Exchange Commission

August 6, 2007

6.

Please provide us with additional information regarding divisions and how you group divisions into districts.  For each of the five recent fiscal years and subsequent interim period, please tell us how many divisions you had at the end of each period.  Please also help us understand how frequently districts are moved to different divisions.

Response:

Districts are grouped into Divisions considering, among other factors, the Division Manager’s experience and expertise, geography of the Districts, size of the Districts (in order to allocate work load and responsibility to the Division Managers), and executive training and succession planning purposes.  Exhibit C reflects the grouping of the Districts for the past five years including the 2007 interim period, the number of Divisions and how often Districts have been reassigned between different Division Managers (please note that we have requested confidential treatment for this exhibit pursuant to 17 CFR Section 200.83).

*     *     *     *

As you have requested, we acknowledge that the Company is responsible for the adequacy and accuracy of disclosure in its filings, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to a filing, and the Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.  We sincerely hope the responses provided fully address the Staff’s comments.  If members of the Staff have any further questions or require any additional information, please contact me at (402) 536-3620 or by fax at (402) 536-3611.  Alternatively, please contact Mike Whetstine, Controller, at (402) 536-3628 or by fax at (402) 536-3607

Very truly yours,

Peter Kiewit Sons’, Inc.

/s/ Michael J. Piechoski

Michael J. Piechoski

Chief Financial Officer

Supplementary Data sent under separate cover